Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086-1397
Tel.: (716) 684-8060

Commission File Number: 1-9065
IRS EIN: 16-0971022

March 15, 2007

United States Securities and Exchange Commission
Washington D.C. 20549-7010

Attention: Mr. Rufus Decker, Accounting Branch Chief

Re: Comment Letter for Ecology and Environment Inc. (E & E)
- Form 10K FYE July 31, 2006
- Form 10Q Quarter Ending October 28, 2006

Dear Mr. Decker:

The following is E & E’s response to your comment letter dated January 31, 2007. We have addressed your questions in the order in which they were asked, and keyed our responses to your comments. In situations where your comments require additional disclosures or revisions to existing disclosures, they are noted as such.

FORM 10-K FOR THE PERIOD ENDING JULY 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Fiscal Years 2006 vs. 2005, page17

2.
There were two main causes for the increase in gross margin percentage from fiscal year 2004 until fiscal year 2006. The largest was the 3% decrease in the percentage of work subcontracted. There is a lower margin involved in subcontracted work, so the contract work performed in FY2006 utilized more in-house staff which carries a higher gross margin. The second cause was the increase in the gross margin in the Walsh subsidiary due to the 34% increase in revenues, thus increasing the efficiency of its staff utilization.

Fiscal Year 2006 vs. 2005

The increase in the Cost of Professional Services and Other Direct Operating Expenses of $2.9 million is in line with the percentage growth in gross revenues, as both years’ percentage of Gross Revenues is approximately the same.

The changes for Administrative and Indirect Operating Expenses from fiscal year 2006 ($25.6 million) compared with fiscal year 2005 ($24.4 million) are as follows: The largest changes are associated with the 34% increased sales at the Walsh subsidiary. The overhead costs increased by $800,000 due to the increased staffing levels, which allowed the senior management to significantly reduce their direct project involvement and spend more time on general company management and business development. The Walsh fringe costs were up $700,000, due mainly to the establishment of a bonus program for senior management and higher staff bonuses. The Brazilian Company had increases of $200,000 which is in line with the increased sales revenue and staffing levels from the prior year. Offsetting these increases was a reduction of $871,000 at the parent company due to the increased utilization of staff working on the Katrina and Rita projects.

The Marketing and Related Costs were lower by $855,000 mainly due to the closure of the Analytical Services Center, resulting in a reduction of the marketing staff and related travel expenses. Also the increased utilization of the technical staff due to the Katrina and Rita projects reduced the amount of time spent on marketing activities, and there were $278,000 of reduced costs in bidding and proposal expenditures.

Depreciation Expense decreased for fiscal year 2006 ($1.2 million) compared with fiscal year 2005 ($1.5 million) due mainly to the closure of the Analytical Services Unit. This business unit was closed in mid FY2005.

Fiscal Year 2005 vs. 2004

The factors that impacted the Cost of Professional Services and Other Direct Operating Expenses from fiscal year 2005 ($38 million) compared with fiscal year 2004 ($49 million) are as follows: The largest reduction of $6.5 million was due to the reduced work performed for the Saudi contract. There was a reduction of $3.7 million due to the reduced work performed for the Kuwait contracts, and a reduction of $2 million resulting from closing the Analytical Services Center. These reductions were offset by increased costs in the Walsh subsidiaries of $900,000 from increased work performed by the Gustavson subsidiary. Gustavson had been acquired in the final quarter of the previous year while it was included for a full year in fiscal 2005. Also Walsh Peru had an increase of $400,000 in costs, due to the increased work performed during this fiscal year. In additional the Brazilian subsidiary had increased costs of $700,000 due to winning and performing additional contract work within Brazil.

The changes for Administrative and Indirect Operating Expenses from fiscal year 2005 ($24.4 million) compared with fiscal year 2004 ($22.8 million) are as follows: the consolidation of a full year compared to the fourth quarter only in the prior year, of the Walsh subsidiary Gustavson, caused an increase of $965,000, increased costs of approximately $270,000 related to increased internal costs and external professional fees incurred in preparation for the Sarbanes-Oxley Section 404 requirements, and the Brazilian subsidiary had increased costs of $374,000 related the growth in the company’s offices and staff to direct the increased work.

The Marketing and Related Costs, along with Depreciation were substantially unchanged from fiscal year 2004 to fiscal year 2005.

These comparisons will be included in the MD&A section of the Company’s future filings.

Consolidated Statement of Income, page 25

3.
Gross revenues are the proper measure of E & E’s GAAP revenues. This determination was made in accordance with the indicators of gross revenue reporting discussed in EITF 99-19. E & E is the primary obligor on its contracts with customers and is responsible for the successful completion of its contracts within the scopes of work specified. Historically, E & E has subcontracted 15% -20% of the work out to other providers. Although we may hire subcontractors to perform certain portions of the work that we are unable to perform ourselves, e.g. laboratory analysis, drilling services, surveying, etc., we remain responsible to the client for the satisfactory completion of the work. When E & E does subcontract for services, we determine the scope of services to be provided. E & E controls the pricing on its client contracts and in most cases, has discretion in choosing subcontractor services when needed. E & E bears the credit risk for payment of the total contract price. Consideration of these indicators additionally leads us to conclude that gross revenues are the proper measure under the provision of SOP 81-1. In future interim and annual filings, E & E will use the terms revenue and revenue net of subcontract costs (where previously gross revenue and net revenue were used).

4.	Detail to Line Item “Other Expenses” for FY2006, 2005, and 2004

In FY2006, the total of $656,934 included the minority interest and income taxes of the subsidiaries of the Walsh company in the amount of $532,000 ($413,000 and $119,000, respectively), as well as bad debt expense of $72,000 and amortization of $23,000 for the Walsh subsidiary. In FY2005, the total of $641,143 included the minority interest and income taxes of the subsidiaries of the Walsh company in the amount of $500,000 ($389,000 and $111,000, respectively) and a loss on the disposition of E & E’s investment in Beijing Yi Yi Ecology and Environment Engineering Co. in the amount of $72,000. In FY2004, the total of $233,981 included the minority interest and income taxes of the subsidiaries of the Walsh company in the amount of $252,000 ($171,000 and $81,000, respectively), a bad debt expense of $139,000 for the Walsh subsidiary and a gain on sale of securities of $201,000 for the parent company. The Company has determined, and the current auditors agree, that the minority interest of the second-tier subsidiaries should be classified in the financial statements as "minority interest expense" in the statement of income and "minority interest" in the balance sheet rather than in "other expense" and "other accrued liabilities" as currently presented. The Company has determined that the amounts involved have no impact on reported net income and insignificant positive impacts on reported working capital ratios. Accordingly, in the second quarter Form 10-Q, E & E has made the necessary reclassifications in its financial statements.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 28

5.	Additional Accounting Policy for Change Orders and Claims will be added to the Summary of Significant Accounting Policies in future filings:

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for their delays and /or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues are recognized on change orders (including profit) when it is probable that the change order will be approved and the amount can be reasonably estimated. Revenue on claims is not recognized until the claim is approved by the customer.

6.	Additional Accounting Policy for Pre-Contract Costs will be added to the Summary of Significant Accounting Policies in future filings:

All bid and proposal and other pre-contract costs are expensed as incurred.

7.	Additional Accounting Policy for Out-of -Pocket Expenses will be added to the Summary of Significant Accounting Policies in future filings:

Expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenues and cost of professional services.

Note 10. Shareholders’ Equity, page 35

8.
As disclosed in Note 10a, a provision exists for the Company to pay dividends to Class A shareholders in excess of, but not less than, those paid to Class B shareholders There are no contractual circumstances under which this would occur and the Company is unaware of any other circumstances under which this would occur. The Company has paid equal dividends to both A and B shareholders annually since its initial public offering in March 1987 and believes it highly unlikely that the practice will change. The Company’s Board of Directors is controlled by B class shareholders (6B class vs. 2A class) under the voting provisions which are described in Note 10. Under these circumstances it is unlikely that the Class B stockholders who control the Board would allow the Class A stockholders to be paid a dividend in excess of that paid to the Class B stockholders. Additionally, since the Class B stockholders can convert into Class A stockholders at any time, the Class B stockholders could convert to Class A and thus capture any potential differential dividend. Therefore, in consideration of all rights and privileges of the Class A and Class B stock, as well as, the history of equal dividend payments, a 1 to 1 allocation of undistributed profits is appropriate, resulting in a single EPS presented for both basic and diluted earnings per share.

    In future filings, we will add the following disclosure to our Earnings Per Share footnote:

    After consideration of all the rights and privileges of the Class A and Class B stockholders discussed in Note X, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

9.	Accounting and Disclosures for Rental Expense

Lease agreements may contain step rent provisions and/or free rent concessions. In such cases, any material leases are in compliance with paragraph 15 of SFAS 13. Lease payments based on a price index, if any, have rent expense recognized on a straight line or substantially equivalent basis, and they are included in the calculation of minimum lease payments in accordance with SFAS 29.

Note 15. Commitments and Contingencies, page 37

10.	Revised disclosure:

The Company is not a party to any pending legal proceedings the resolution of which the management of the Company believes will have a material adverse effect on the Company’s results of operations, financial condition, cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business.

Item 9A. Controls and Procedures, page 44

11.	We propose to amend Item 9A - Controls and Procedures to state as follows:

Company management, with the participation of the chief executive officer and chief financial officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of July 31, 2006. In designing and evaluating the Company’s disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of July 31, 2006, the Company’s disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to Company’s management, including its principal executive and principal financial officers, or persons providing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

12.	Attached is the revised language for certifications to be filed as Exhibits 31.1 and 31.2.

FORM 10Q FOR THE PERIOD ENDING OCTOBER 28, 2006

Note 10. Recent Accounting Pronouncements

13., 14. and 15.

The adjustment to other assets in the amount of $121,000 is the net amount of differences in elimination entries between investment accounts on the parent company and capital accounts in the subsidiary companies. The majority of this difference (-$209,357) was the result of the acquisition of the Walsh subsidiary in fiscal year 2000. The remaining differences (+$88,357) consist of insignificant differences in several investments in subsidiary accounts, all occurring prior to fiscal year 2000. The adjustment to goodwill in the amount of $38,000 relates to fiscal year 2004 and the agreement to grant a 48% stake in its Brazilian subsidiary to three new owners. The adjustment to accruals in the amount of $(33,000) relates to fiscal year 2005 and represents cut-off differences in direct project revenues and expenses. The $59,000 adjustment to minority interest is an accumulation of amounts over the fiscal years 2001 to 2004 to correct for an error in the recording of profits due the minority partners in Walsh Company under a priority profit allocation agreement. The $117,000 adjustment to tax accruals relates to fiscal year 2004 and represents a correction of windfall tax benefits accounted for as a reduction of current tax expense in error.

These differences were evaluated considering both quantitative and qualitative factors as contemplated by SAB99. These amounts had no quantitatively material impact under the roll-over method on any fiscal year period. Furthermore, the nature of the differences had no significance on any specific disclosure, or in our view, on any user’s decision process. Under the dual approach required under SAB108, we considered the aggregate impact of the adjustment ($302,000) to be material in relation to the recent years’ pre-tax income, as well as to the expected pre-tax income for fiscal year 2007. Therefore, a cumulative effect adjustment was made.

However, while following up on questions raised in the comment letter about these entries, we concluded that $326,357 of this cumulative adjustment of $302,000 could have been corrected by recording balance sheet only entries, not affecting retained earnings. The net entry of $121,000 included an adjustment in the amount of $209,357 to reduce retained earnings for a difference in the investment in Walsh Company account and the parent company’s capital accounts shown on the consolidating worksheet. This entry should have been corrected by debiting minority interest instead of retained earnings. Also, the $117,000 to correct the recording of the windfall tax benefits was, in fact, offset by an equal difference (previously unidentified) in deferred tax expense. Consequently, neither of these two entries should have been charged to retained earnings when corrected, but rather to other balance sheet accounts.

Therefore, excluding these two entries, the aggregate impact of the SAB 108 cumulative effect entry would be reduced to a $24,357 credit to retained earnings and can no longer be deemed material. It is our view that the SAB 108 entry reflected in the Company’s first quarter Form 10-Q filing should be reversed. We propose to reflect this reversal in the Company’s second quarter Form 10-Q by changing all year to date figures to present adjusted balances as if the SAB 108 entry had never been made. In addition, we will change the year to date balances to reflect the recording of the $24,357 in the “Other expense” as if the entry was made in the first quarter. The Company will include the following footnote in its second quarter financials.

Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement of the income statement--including the reversing effect of prior year misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Through July 31, 2006 the Company utilized the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of August 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company elected to record the effects of applying SAB 108 using the "cumulative effect" transition method and recorded an adjustment to reduce retained earnings by $302,000 in the first quarter of fiscal year 2007. However, upon subsequent review of this entry, the Company concluded that $326,357 of this entry could have been corrected by recording other balance sheet only adjustments, not affecting retained earnings. This correction would result in a net increase in retained earnings of $24,357 and can no longer be deemed material to be recorded as a cumulative effect adjustment. Therefore, the Company has reversed the cumulative effect adjustment recorded in the first quarter and reflected the remaining $24,357 in "other expense" for the six months ended January 27, 2007. The accompanying Statement of Changes in Shareholders' Equity reflects the removal of the cumulative effect adjustment previously recorded in the first quarter of fiscal year 2007.

E & E’s management acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need clarification on any response in this letter, please contact Craig Hathaway or James Weiss at (716) 684-8060.

Sincerely,

/s/ Ronald L. Frank
Ronald L. Frank
Executive Vice President
Principal Financial Accounting Officer

Attachment (see below)

Attachment

 Revised language for certifications to be filed as Exhibit 31.1 (CEO) and Exhibit 31.2 (CFO):

I, [          ], certify that:

1. I have reviewed this [      ] Report on Form [     ] of Ecology and Environment, Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the Registrant as of, and for, the periods presented in this report.

4.
The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15-(e) and 15d-15(e)) for the Registrant and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

(b)
evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:	Signature:
Title: